Eco-Stim Energy Solutions, Inc.

2930 West Sam Houston Parkway N., Suite 275

Houston, TX 77043

September 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Office of Natural Resources

Re:	Eco-Stim Energy Solutions, Inc.
Registration Statement on Form S-3
Filed September 8, 2017
File No. 333-220402

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Eco-Stim Energy Solutions, Inc. (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on September 27, 2017, or as soon thereafter as is practicable.

Please direct any questions or comments regarding the foregoing to Andrew Smetana of Vinson & Elkins L.L.P., the Company’s legal counsel, by telephone at (512) 542-8417. Thank you in advance for your assistance.

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ J. Christopher Boswell
Name:	J. Christopher Boswell
Title:	President and Chief Executive Officer

cc:	Alexander Nickolatos, Chief Financial Officer of Eco-Stim Energy Solutions, Inc.
Andrew Smetana, Vinson & Elkins L.L.P.